UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2024

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by Fundrise East Coast Opportunistic REIT, LLC with the Securities and Exchange Commission (the “SEC”), which may be accessed here (beginning on page 26) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we primarily invest in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, we may invest in other asset classes as well as other locations depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.  The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a REIT under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell industrial and multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in industrial and multifamily rental properties, and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily industrial and multifamily rental properties and development projects, and diversified by security type.

We seek to create and maintain a portfolio of industrial and multifamily rental properties, and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity-oriented investments. We may enter into one or more joint ventures, tenant-in-common investments or other coownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value.

While we initially targeted liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our latest Offering Circular which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). Most recently, on October 17, 2024 the Company qualified approximately $74.7 million of additional common shares for sale pursuant to Regulation A. As of December 31, 2024 and 2023, we had raised total gross offering proceeds of approximately $176.0 million and $175.9 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.1 million received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,526,000 and 15,519,000 of our common shares, respectively. Assuming the settlement for all subscriptions received, approximately $74.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of December 31, 2024.

The per share purchase price for our common shares has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$14.74	Form 1-U
March 31, 2023	$14.82	Form 1-U
June 30, 2023	$14.61	Form 1-U
September 30, 2023	$12.76	Form 1-U
December 30, 2023	$11.74	Form 1-U
March 29, 2024	$11.58	Form 1-U
June 29, 2024	$11.46	Form 1-U
September 30, 2024	$11.09	Form 1-U
December 31, 2024	$10.93	Form 1-U
March 31, 2025	$10.86	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from return of capital for the years ended December 31, 2024 and 2023.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions, in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2024 and 2023, approximately 7,062,000 and 5,486,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from rental revenue on our investments in rental real estate properties and distributions from our equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had total consolidated net losses of approximately $18.2 million and $17.1 million, respectively. Further information on the notable changes in our results are as follows:

Revenue

Rental Revenue

For the years ended December 31, 2024 and 2023, we earned rental revenue of approximately $1.7 million and $715,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to the new leases executed starting in June 2023 for the E66 Property.

Other Revenue

For the years ended December 31, 2024 and 2023, we earned other revenue of approximately $327,000 and $67,000, respectively. The increase in other revenue is primarily attributable to an increase in recoverable expenses for the E66 Property.

Expenses

Depreciation and Amortization

For the years ended December 31, 2024 and 2023, we incurred depreciation and amortization expense of approximately $3.3 million and $3.1 million, respectively. The increase is primarily attributable to additional depreciation and amortization related to tenant improvements and deferred leasing commissions for the E66 Property.

Investment Management and Other Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management and other related party fees of approximately $1.8 million and $2.3 million respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year and the lower average fair value of our investments in 2024 compared to 2023.

Other Income (Expenses)

Interest Expense, net

For the years ended December 31, 2024 and 2023, we incurred net interest expense of approximately $7.2 million and $6.3 million, respectively. The increase in interest expense is due to an overall higher average principal balance of the credit facility during the year ended December 31, 2024. See Note 5, Credit Facility in our consolidated financial statements for further detail.

Interest Expense – Related Party

For the years ended December 31, 2024 and 2023, we incurred related party interest expense of approximately $2.6 million and $356,000, respectively. The increase in interest expense is due to an overall higher average principal balance of related party promissory notes outstanding during the year ended December 31, 2024. See Note 9, Related Party Arrangements in our consolidated financial statements for further detail.

Equity in Losses

For the years ended December 31, 2024 and 2023, we had equity in losses of approximately $2.7 million and $2.9 million from our equity method investees, respectively. Equity in losses remained relatively consistent as there were no significant changes in operations across our joint ventures from the prior year.

Dividend Income

For the years ended December 31, 2024 and 2023, we earned dividend income of approximately $182,000 and $275,000, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through December 31, 2024. See “Recent Developments” for a description of investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$4,990,000	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)(4)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	Update
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A
Cubes at Glendale Building E Controlled Subsidiary(3)	Litchfield Park, AZ	Industrial	04/06/2023	$2,466,160	Initial	N/A
215 Interchange Controlled Subsidiary(3)	Las Vegas, NV	Industrial	06/06/2023	$3,816,200	Initial	N/A
FRIND - Highpoint, LLC(3)	Largo, FL	Industrial	04/26/2024	$18,324,000	Initial	N/A
FRIND - Dorchester LLC(3)	Summerville, SC	Industrial	05/20/2024	$64,089,720	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC (a “Co-Investment Arrangement”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since December 31, 2024.

(3)	Industrial real estate investments were acquired by the Company through our investment in Fundrise Industrial JV 2, LLC (a “Co-Investment Arrangement”), a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments our Co-Investment has made since December 31, 2024.

(4)	On December 20, 2024 the investment in S Hardy Controlled Subsidiary was redeemed.

As of December 31, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 9, Related Party Arrangements for further information regarding National Lending and the Co-Investment Arrangements.

Real Property Controlled Subsidiaries (Wholly-owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial	Update 1 Update 2 Update 3
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,620	06/17/2022	$53,323,000	10 years	Initial	Update

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2024, we had deployed approximately $192.9 million for ten investments and had approximately $5.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 9, Related Party Arrangements for more information regarding National Lending. As of December 31, 2024, we anticipate that cash on hand, proceeds from our Offering, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months. Additionally, as part of our ownership interest of National Lending, we have the ability to utilize short-term bridge financing through promissory notes. See Note 9, Related Party Arrangements for more information.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $43.1 million and $40.3 million and as of April 30, 2025 and December 31, 2024, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past twelve months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. In September 2024, the Federal Reserve began its much anticipated rate cutting cycle, though recent announcements have suggested a slower or more uncertain path to additional cuts, which in turn initially translated to positive performance across most of the portfolio. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this recovery will continue to gain momentum in the coming years. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes (NOI).

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Federal Reserve, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated, meaning that the potential for similar or larger gains could be achieved as rates continue to come down. We expect the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that changing political administrations and changing policies will inevitably impact the economy, potentially through the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Recent Developments

National Lending

On January 8, 2025, the Company made a draw of $700,000 on a National Lending promissory note. The note bears a 6.00% interest rate and matures on December 31, 2025. As of April 30, 2025 the principal outstanding on the promissory note is $41.0 million.

On January 8, 2025, National Lending issued a new promissory note to the Company in the principal amount of $2.3 million. The note bears a 6.00% interest rate and matures on December 31, 2025. On January 30, 2025, the Company partially paid off $800,000 of principal related to this promissory note with National Lending. As of April 30, 2025 the principal outstanding on the promissory note is $1.5 million.

Status of our Offering

During the period from January 1, 2025 through April 30, 2025, the Company issued approximately 22,500 common shares for gross offering proceeds of approximately $245,700, which included any private placements to third parties.

Investments in Equity Method Investees

On April 2, 2025, Fundrise Industrial JV 2, LLC entered into a new credit facility for which the Company is a guarantor. The credit facility has a principal balance of approximately $13.9 million and matures on April 2, 2027.

Credit Facility

As of April 30, 2025, the Company received a term sheet from a lender for the proposed refinancing of its $95.0 million Credit Facility, which matures on July 7, 2025. The facility is expected to have a five-year term.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 9, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	198	*
Alison A. Staloch	155	*
All executive officers of our Manager as a group (4 persons)	865	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 9, Related Party Arrangements in our Consolidated Financial Statements.

Item 6.	Other Information

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

Item 7.	Financial Statements

Independent Auditor’s Report

Members

Fundrise East Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise East Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 30, 2025

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$5,578	$5,469
Restricted cash	13,408	3,944
Real estate deposits	-	33
Other assets, net	1,646	1,789
Due from related party	15	276
Derivative financial instrument	1	977
Investments in equity method investees	56,618	55,900
Investments in rental real estate properties, net	130,380	133,411
Total Assets	$207,646	$201,799

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$749	$713
Due to related party	301	443
Settling subscriptions	15	-
Redemptions payable	4,808	7,572
Distributions payable	36	160
Rental security deposits and other liabilities	178	122
Notes payable - related party	54,309	20,447
Credit Facility	95,000	83,605
Total Liabilities	155,396	113,062

Commitments and Contingencies

Members’ Equity:
Common shares; net of redemptions; unlimited shares authorized; 15,525,907 and 15,518,624 shares issued 8,463,586 and 10,033,093 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	85,982	104,052
Accumulated deficit and cumulative distributions	(33,732)	(15,315)
Total Members’ Equity	52,250	88,737
Total Liabilities and Members’ Equity	$207,646	$201,799

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenue
Rental revenue	$1,714	$715
Other revenue	327	67
Total revenue	2,041	782

Expenses

Depreciation and amortization	3,300	3,149
Investment management and other fees - related party	1,804	2,316
Property operating and maintenance	1,356	1,485
General and administrative expenses	489	563
Total expenses	6,949	7,513

Other income (expenses)
Interest expense, net	(7,189)	(6,314)
Interest expense - related party	(2,602)	(356)
Equity in losses	(2,668)	(2,950)
Decrease in fair value of derivative financial instrument	(1,021)	(1,043)
Dividend income	182	275
Total other income (expenses)	(13,298)	(10,388)

Net loss	$(18,206)	$(17,119)

Net loss per basic and diluted common share	$(1.93)	$(1.52)
Weighted average number of common shares outstanding, basic and diluted	9,434,487	11,262,153

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

			Accumulated
			Deficit and	Total
	Common Shares		Cumulative	Members’
	Shares	Amount	Distributions	Equity
December 31, 2022	11,860,832	$129,616	$2,358	$131,974
Proceeds from issuance of common shares	74,748	1,070	-	1,070
Offering costs	-	(49)	-	(49)
Distributions declared on common shares	-	-	(554)	(554)
Redemptions of common shares	(1,902,487)	(26,585)	-	(26,585)
Net loss	-	-	(17,119)	(17,119)
December 31, 2023	10,033,093	104,052	(15,315)	88,737
Proceeds from issuance of common shares	7,283	81	-	81
Offering costs	-	(205)	-	(205)
Distributions declared on common shares	-	-	(211)	(211)
Redemptions of common shares	(1,576,790)	(17,946)	-	(17,946)
Net loss	-	-	(18,206)	(18,206)
December 31, 2024	8,463,586	$85,982	$(33,732)	$52,250

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net loss	$(18,206)	$(17,119)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,300	3,149
Amortization of deferred financing fees	473	1,135
Equity in losses	2,668	2,950
Return on investment from equity method investees	796	655
Decrease in fair value of derivative financial instrument	1,021	1,043
Change in assets and liabilities:
Net (increase) decrease in other assets, net	23	(1,585)
Net (increase) decrease in due from related party	260	66
Net increase (decrease) in accounts payable and accrued expenses	33	159
Net increase (decrease) in due to related party	(480)	376
Net increase (decrease) in rental security deposits and other liabilities	56	122
Net cash provided by (used in) operating activities	(10,056)	(9,049)
INVESTING ACTIVITIES:
Investment in equity method investees	(6,180)	(12,864)
Return of investment from equity method investees	1,998	1,743
Capital expenditures related to rental real estate properties	(480)	(1,629)
Issuance of deposits	-	(33)
Release of deposits	33	10,500
Reimbursement of capital expenditures	331	-
Net cash provided by (used in) investing activities	(4,298)	(2,283)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	81	1,070
Proceeds from advances on Credit Facility	10,923	4,377
Redemptions paid	(20,710)	(25,514)
Proceeds from note payable - related party	38,200	24,100
Repayment of note payable - related party	(4,000)	(4,000)
Proceeds from settling subscriptions	15	-
Distributions paid on common shares	(335)	(582)
Purchase of derivative financial instrument	(45)	-
Offering costs paid	(202)	(46)
Net cash provided by (used in) financing activities	23,927	(595)

Net increase (decrease) in cash and cash equivalents and restricted cash	9,573	(11,927)
Cash and cash equivalents, beginning of period	9,413	21,340
Cash and cash equivalents, end of period	$18,986	$9,413

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Non-cash refinancing of debt	$69,300	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$2,940	$9
Interest paid – Credit facility	$7,628	$5,307

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio primarily consisting of investments in industrial and multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC, Philadelphia, PA, and high growth Sunbelt states, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”). As of December 31, 2024, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

Most recently, on October 17, 2024 the Company qualified approximately $74.7 million of additional common shares for sale pursuant to Regulation A.

As of December 31, 2024 and 2023, after redemptions, the Company has net common shares outstanding of approximately 8,464,000 and 10,033,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2024 and 2023, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of December 31, 2024 and 2023, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2024 and 2023, after redemptions, third parties owned approximately 239,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $3,121,000, respectively. As of December 31, 2024 and 2023, the total amount of equity issued by the Company on a gross basis was approximately $176.0 million and $175.9 million, respectively, and the total amount of settling subscriptions was approximately $15,000 and $0 respectively. These amounts were offered at $11.09 and $12.76 per share price as of December 31, 2024 and 2023, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. On the consolidated statements of operations, the Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”, certain other property revenue from “Rental revenue” to “Other revenue”, and certain expenses from “property operating and maintenance” to “general and administrative expenses”. The reclassifications on the statements of operations did not have an impact on the Company’s net loss for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of December 31, 2024 and 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for collateral, tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Losses per Share

Basic losses per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic losses per share is computed by dividing income or loss available to common members by the weighted-average common shares outstanding during the period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees.

During the years ended December 31, 2024 and 2023, the Company directly incurred offering costs of approximately $205,000 and $49,000, respectively. As of both December 31, 2024 and 2023, $3,000 were payable, respectively, and are included within accounts payable and accrued expenses in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2024 and 2023.

Investments in Rental Real Estate Properties

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2024 and 2023, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit. The Company also may pay a security deposit to retain services related to our investments in rental real estate properties. During the years ended December 31, 2024 and 2023, the Company was reimbursed approximately $33,000 and $10.5 million in deposits, respectively.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”. In the event a derivative financial instrument is settled, terminated, or extinguished before maturity, any realized gain or loss resulting from the transaction is recognized in our consolidated statements of operations in “Increase (decrease) in fair value of derivative financial instrument”. The realized gain or loss represents the difference between the carrying fair value of the derivative at the time of the termination and the settlement amount paid or received. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the Credit Facility (as defined in Note 5, Credit Facility) are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”). As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, there are no gross deferred tax assets or liabilities.

As of December 31, 2024, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Other revenue consists of utility reimbursements, damages, termination fees, administrative fees, and late fees, which are recognized on an accrual basis.

As of December 31, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2025	$1,689
2026	1,757
2027	1,827
2028	1,751
2029	439
Thereafter	-
Total	$7,463

For the years ended December 31, 2024 and 2023, two tenants accounted for 100% of rental revenue.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$55,900	$48,384
Additional investments in equity method investees	6,180	12,864
Distributions from equity method investees	(2,794)	(2,398)
Equity in earnings (losses) of equity method investees	(2,668)	(2,950)
Ending balance	$56,618	$55,900

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$569,956	$486,316
Other assets(1)	161,632	114,894
Total assets	$731,588	$601,210

Mortgage/construction loans payable, net	$341,370	$256,813
Other liabilities(2)	37,797	19,097
Equity	352,421	325,300
Total liabilities and equity	$731,588	$601,210
Company’s equity investment, net	$56,618	$55,900

(1)

As of December 31, 2024 and 2023, approximately $98.3 million and $57.3 million of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, LLC (“National Lending”) respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2024 and 2023, approximately $22.0 million and $0 of “Other liabilities” represent promissory notes issued from affiliated entities to National Lending, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$36,043	$29,075
Total expenses	54,540	39,061
Net income (loss)	$(18,497)	$(9,986)
Company’s equity in income (loss)	$(2,668)	$(2,950)

As of December 31, 2024 and 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	A 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(2)	A 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(3)	A 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of December 31, 2024 and 2023 our member interest in Hampton Station Holdings, LLC were 24.2% and 25.2%, respectively.

(4)

Investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of December 31, 2024 and 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $11.4 million and $10.7 million, respectively. See Note 9, Related Party Arrangements for further information regarding National Lending.

(5)	An initial 80% interest in Fundrise Industrial JV 1, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

(6)	An initial 10% interest in Fundrise Industrial JV 2, LLC, which primarily invests in industrial properties located throughout the United States. See Note 9, Related Party Arrangements for further information regarding co-investment arrangements.

The Company is a guarantor to various debt arrangements entered into by Fundrise Industrial JV 1, LLC and Fundrise Industrial JV 2, LLC as of December 31, 2024 and 2023. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantees”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees as the named borrowers.

As of December 31, 2024 and 2023, the total debt outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, was approximately $255.9 million and $187.2 million, respectively. These debt arrangements incur interest at variable and fixed rates. As of December 31, 2024, the maturity dates of these debt arrangements range from April 9, 2025 through July 10, 2027, some of which have extension options available to our equity method investees.

Additionally, the Company entered into limited interest payment support agreements for certain properties owned by equity method investees that were under stabilization during 2023 and 2024. These agreements were terminated in April 2024 upon full stabilization of the related properties. As of December 31, 2024 and 2023, the Company had not made any interest payments under these agreements.

These debt arrangements also contain various financial covenant requirements for the Company. As of December 31, 2024 and 2023, the Company was in compliance with all such covenants. As of December 31, 2024 and 2023, no amounts have been accrued by the Company as a loss contingency related to these guarantees as payment by the Company is not considered probable.

4.	Investments in Rental Real Estate Properties

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

	As of December 31, 2024	As of December 31, 2023
Land	$23,771	$23,771
Building and building improvements	105,475	105,201
Site improvements	8,879	9,072
Total gross investment in rental real estate properties	$138,125	$138,044
Less: Accumulated depreciation	(7,745)	(4,633)
Total investment in rental real estate properties, net	$130,380	$133,411

As of December 31, 2024 and 2023, we had invested in two rental real estate properties, which consists of the following:

1)	In June 2022, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 852,000 square feet of net rentable area (the “Hagerstown Crossroads Property”) located in Williamsport, MD, for approximately $53.3 million.

2)	On January 15, 2020, the Company directly acquired ownership of a majority-owned subsidiary for an industrial property containing approximately 168,000 square feet of net rentable area (the “E66 Property”) located in Springfield, VA for approximately $15.7 million. On December 13, 2022, we completed the redevelopment and placed in-service the E66 Property, in which the demolition of the existing industrial buildings made way for a new 139,000 square feet industrial property. We commenced recognizing revenue, expenses, and depreciation in accordance with our policy, as outlined in Note 2, Summary of Significant Accounting Policies.

As of December 31, 2024 and 2023, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $2.2 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.2 million.

For both years ended December 31, 2024 and 2023, the Company recognized approximately $3.1 million of depreciation expense on rental real estate properties, respectively.

There were no asset acquisitions during the years ended December 31, 2024 and 2023.

5.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrowers”), which are real property-controlled subsidiaries of the Company, executed an agreement for a Credit Facility of up to $95.0 million, secured by real property owned by the Borrowers (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25% and calls for interest-only payments for the entire term of the loan, with a principal balloon payment due at maturity. The Credit Facility matured on July 7, 2024, with three twelve-month extension options until July 7, 2027. In July 2024 we executed the first modification agreement and exercised our first extension option, extending the maturity date to July 7, 2025. As part of this modification, the lender funded an additional $10.9 million in accordance with the terms of the loan agreement. This amount is included within “Restricted Cash” in the consolidated balance sheets.

For the years ended December 31, 2024 and 2023, we incurred interest expense of approximately $7.6 million and $5.2 million, respectively, and amortized approximately $473,000 and $1.1 million of deferred financing fees, respectively, which are recorded to “Interest expense, net” in our consolidated statements of operations.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor. The loan agreement also contains a requirement for quarterly monitoring of the named Borrowers’ debt service coverage ratio and debt yield ratio. If the Borrowers do not meet these quarterly minimum compliance requirements, it is required to fund a reserve account to replenish interest and carry cost reserves as needed. During the years ended December 31, 2024 and 2023, the Borrowers did not meet the quarterly minimum requirements, resulting in the continuance of a trigger period by which cash is required to be funded on an as-needed basis into the reserve account. During the year ended December 31, 2024, approximately $4.1 million of additional cash was funded into the account by the Borrowers, and approximately $5.1 million was used to fund operating and interest expenses. As of December 31, 2024, there was approximately $13.0 million held in the reserve account. These amounts are included within “Restricted Cash” in the consolidated balance sheets.

The following is a summary of the Credit Facility secured by the Borrowers’ properties as of December 31, 2024 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2024		Balance as of December 31, 2023
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2025	SOFR + 3.25%	$95,000	(1)	$84,100	(2)

(1)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $2.3 million as of December 31, 2024 for Hagerstown Crossroads Property and E66 Property.

(2)	Excludes deferred financing fees of approximately $2.3 million and amortized deferred financing fees of $1.8 million as of December 31, 2023 for Hagerstown Crossroads Property and E66 Property. The unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

6.	Derivative Financial Instrument

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 5, Credit Facility). The interest rate cap was not for trading or other speculative purposes. The interest rate cap agreement matured on July 7, 2024. Accordingly, effective July 7, 2024, we entered into a new interest rate cap agreement for $45,000 with a notional amount of approximately $95.0 million and a strike rate of 5.50% (see Note 5, Credit Facility). The interest rate cap agreement matures on July 7, 2025. The interest rate cap is not for trading or other speculative purposes.

We have not designated either interest rate cap agreement as a cash flow hedge; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of each interest rate cap are recognized immediately through earnings. For the years ended December 31, 2024, and 2023, we recognized a decrease in the fair value of the interest rate cap of approximately $44,000 and $1.0 million, respectively, related to the 2024 and 2022 interest rate caps, respectively. Additionally, during the years ended December 31, 2024 and 2023, we recorded a realized loss on the 2022 interest rate cap of approximately $977,000 and $0, respectively. These amounts are reflected under “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations.

During the year ended December 31, 2024, we recognized aggregate income of approximately $941,000 related to the interest rate cap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of December 31, 2024 and 2023, approximately $0 and $164,100, respectively, of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of our derivatives is estimated based primarily on observable market inputs, such as interest rate, term to maturity, volatility, and current credit spreads. The fair value of our derivative as of December 31, 2024 and 2023 (dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2024	Fair Value as of December 31, 2023
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$-	$977

Interest Rate Cap	$95,000	7/7/2024	7/7/2025	$1	$-

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the years ended December 31, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $211,000 and $554,000, respectively. Of the distributions declared during the years ended December 31, 2024 and 2023, approximately $175,000 and $394,000 were paid, respectively. Approximately $36,000 and $160,000 remained payable as of December 31, 2024 and 2023, respectively.

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, restricted cash, other assets, real estate deposits, and promissory notes to related parties reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 6, Derivative Financial Instrument, for detail of these valuation inputs.

As of December 31, 2024 and 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Credit Facility	$95,000	$95,000	$83,605	$83,605
Total	$95,000	$95,000	$83,605	$83,605

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Credit Facility (Level 3): The fair value of the Credit Facility balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of the Credit Facility in the table above and the Credit Facility in the Consolidated Balance Sheets are due to unamortized deferred financing costs.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2024 and 2023.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with our investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $10,000 and $6,000 of operational costs on our behalf, respectively. As of December 31, 2024 and 2023, approximately $1,000 and $2,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2024 and 2023, we have incurred investment management fees of approximately $963,000 and $1.4 million, respectively. As of December 31, 2024 and approximately $218,000 and $302,000 of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2024 and 2023, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the years ended December 31, 2024 and 2023, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include, but are not limited to, accounting and audit services (including valuation support services), transaction support services (including but not limited to coordinating with brokers, lawyers, accountants, transfer agents, and other advisors (each of whom may be affiliates), assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), account management services, corporate secretarial services, data management services, directorship services, information technology services, technology and software services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, other real estate related services, transaction support services, transaction consulting services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other operational and investment matters that may arise in the future that are currently unknowable. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the years ended December 31, 2024 and 2023, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the years ended December 31, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2024 and 2023, no disposition fees were incurred or payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the years ended December 31, 2024 and 2023, the Company incurred approximately $0 of reimbursable operating costs on behalf of our Co-Investments. As of December 31, 2024 and 2023, $0 and $276,000 remained payable to the Company, respectively.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2024 and 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $68,000 and $114,000 of operational costs on our behalf, respectively. As of December 31, 2024 and 2023, approximately $8,000 and $0 were due and payable, respectively.

As of December 31, 2024 and 2023, the Company’s cumulative acquisition fees related to investments in real estate properties paid to the Sponsor were $0, respectively.

Fundrise Real Estate, LLC

In January 2023, the Company entered into a Real Estate Services Agreement (the “Agreement”) with Fundrise Real Estate, LLC (the “Vendor”), a wholly-owned subsidiary of our Sponsor. The Agreement outlines various services the Vendor agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, acquisition and disposition services, capital markets services, debt servicing, and development and entitlement services. Compensation for such services will be paid to the Vendor as described in the Agreement.

For the years ended December 31, 2024 and 2023, the Company incurred real estate asset management fees of approximately $668,000 and $738,000, development and entitlement fees of approximately $40,000 and $66,000, and debt servicing fees of approximately $132,000 and $122,000, respectively, which are all included in “Investment management and other fees - related party” on the accompanying consolidated statements of operations. As of December 31, 2024 and 2023, approximately $68,000 and $134,000, respectively, in such fees were payable to the Vendor and are included within “Due to related party” on the consolidated balance sheets.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both December 31, 2024 and 2023, we have contributed approximately $9.7 million for an 14.0% and an 15.1% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company during the years ended December 31, 2024 and 2023 and remaining outstanding balances as of December 31, 2024 and 2023 (dollar amounts in thousands):

Note	Maximum Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2024	Balance at December 31, 2023
2023 - A (1)	$4,000	6.00%	03/31/2024	$-	$-
2023 - B (2)	$6,000	6.00%	06/30/2024	$-	$6,000
2023 - C (2)	$6,500	6.50%	10/03/2024	$-	$6,500
2023 - D (2)	$5,000	6.50%	10/31/2024	$-	$5,000
2023 - E (2)	$4,000	6.50%	11/30/2024	$-	$2,600
2024 - A (2)(3)	$25,000	6.50%	12/31/2024	$-	$-
2024 - B (3)	$6,000	6.50%	01/31/2025	$-	$-
2024 - C (3)	$1,000	6.50%	03/28/2025	$-	$-
2024 - D (3)	$8,000	6.50%	04/26/2025	$-	$-
2024 - E (3)	$4,500	6.50%	06/28/2025	$-	$-
2024 - F (3)	$4,000	6.25%	07/29/2025	$-	$-
2024 - G (3)	$2,000	5.75%	09/29/2025	$-	$-
2024 - H (3)	$4,000	5.75%	10/30/2025	$-	$-
2024 - I (3)	$14,000	5.75%	12/31/2025	$14,000	$-
2024 - J (3)	$41,000	6.00%	12/31/2025	$40,300	$-
			Total	$54,300	$20,100

(1)	On April 14, 2023, the Company paid off one promissory note with National Lending, including $4.0 million of principal and approximately $10,000 of accrued interest.

(2)

On January 2, 2024, the Company entered into a new promissory note with National Lending, providing for a maximum principal balance of $25.0 million, bearing interest at 6.50% and maturing on December 31, 2024. Upon execution of this agreement, the Company fully repaid all outstanding loans from National Lending as of December 31, 2023, which included approximately $20.1 million of principal and approximately $350,000 in accrued interest. The repayment of the $20.1 million in principal was completed through a non-cash debt extinguishment. This loan was secured by properties pledged by the Company with a total carrying value of approximately $56.9 million. On December 31, 2024, the Company repaid this loan.

(3)	During the year ended December 31, 2024, the Company entered into several new loan agreements with National Lending and drew principal totaling approximately $38.2 million. On December 31, 2024, the Company entered into two new promissory notes with National Lending, providing for a maximum principal balance of $14.0 million and $41.0 million, bearing interest of 5.75% and 6.00%, respectively, and maturing on December 31, 2025. Upon execution of these agreements, the Company fully repaid all outstanding loans from National Lending as of December 31, 2024, which included approximately $49.2 million of principal and approximately $2.6 million in accrued interest. The repayment of the $49.2 million in principal was completed through a non-cash debt extinguishment. The promissory note with a maximum principal balance of $14.0 million is secured by properties pledged by the Company with a total carrying value of approximately $21.6 million. The promissory note with a maximum principal balance of $41.0 million is unsecured.

For the years ended December 31, 2024 and 2023, the Company incurred approximately $2.6 million and $356,000, respectively, in interest expense on related party notes with National Lending. As of December 31, 2024 and 2023, we had outstanding accrued interest of approximately $9,000 and $347,000, respectively, due to National Lending. The Manager has plans to extend current financings through existing commitments with an affiliate as needed to support its investment and liquidity objectives.

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Guarantee of Debt - Equity Method Investee

As of December 31, 2024, the Company has provided a guarantee for a various debt arrangements of up to $255.9 million entered into by two of its equity method investees. The guarantees remain in effect through the maturity of the loans, ranging from April 9, 2025 to July 10, 2027. The Company has evaluated these guarantees in accordance with ASC 460, Guarantees, and ASC 450, Contingencies. Management has concluded that no liability should be recorded as of December 31, 2024 and 2023, as the likelihood of the Company being required to perform under the guarantee is remote.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM’s measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

13.	Subsequent Events

National Lending

On January 8, 2025, the Company made a draw of $700,000 on a National Lending promissory note. The note bears a 6.00% interest rate and matures on December 31, 2025. As of April 30, 2025 the principal outstanding on the promissory note is $41.0 million.

On January 8, 2025, National Lending issued a new promissory note to the Company for a total maximum principal amount of $2.3 million. The note bears a 6.00% interest rate and matures on December 31, 2025. The Company had drawn the entire $2.3 million. On January 30, 2025, the Company partially paid off $800,000 of principal related to this promissory note with National Lending. As of April 30, 2025 the principal outstanding on the promissory note is $1.5 million.

Status of our Offering

During the period from January 1, 2025 through April 30, 2025, the Company issued approximately 22,500 common shares for gross offering proceeds of approximately $245,700, which included any private placements to third parties.

Investments in Equity Method Investees

On April 2, 2025, Fundrise Industrial JV 2, LLC entered into a new credit facility for which the Company is a guarantor. The credit facility has a principal balance of approximately $13.9 million and matures on April 2, 2027.

Credit Facility

As of April 30, 2025, the Company received a term sheet from a lender for the proposed refinancing of its $95.0 million Credit Facility, which matures on July 7, 2025. The facility is expected to have a five-year term.

Item 4.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 99.1 to the Company’s Form 1-U filed on August 11, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.4*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
6.5*	Amended and Restated Limited Liability Company Operating Agreement of Fundrise Industrial JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s 1-K filed on April 25, 2023)
6.6*	Limited Liability Company Operating Agreement of Fundrise Industrial JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s 1-K filed on April 25, 2023)
6.7*	Form of Real Estate Services Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Real Estate, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company's Form 1-K filed on April 26, 2024)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2025.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 30, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 30, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)